This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated September 17, 1999, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of MH Millennium Acquisition Corp. by one or more registered brokers or dealers licensed as required by the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
     All Outstanding Shares of Class A Common Stock and Class B Common Stock

                                       of

                         Herbalife International, Inc.

                                       at

                              $17.00 Net Per Share

                                       by

                        MH Millennium Acquisition Corp.

                          a wholly owned subsidiary of

                           MH Millennium Holdings LLC

MH Millennium Acquisition Corp., a Nevada corporation (the "Purchaser"), which is wholly owned by MH Millennium Holdings LLC, a Delaware limited liability company (the "Parent"), is offering to purchase for cash all outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Shares") and Class B Common Stock, par value $.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of Herbalife International, Inc., a Nevada corporation (the "Company"), at a price (the "Offer Price") of $17.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the terms and conditions of which, together with any supplements or amendments thereto, collectively constitute the "Offer").

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,
                OCTOBER 15, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being tendered and not withdrawn prior to the expiration date of the Offer at least a majority of the Class A Shares and at least a majority of Class B Shares outstanding as of September 13, 1999, excluding Shares beneficially owned by the Continuing Stockholder (defined as Mark Hughes, the Company's founder, Chief Executive Officer, President, Chairman of the Board, and indirect owner of Parent and Purchaser and other entities controlled and beneficially owned by him, directly and indirectly) (the "Minimum Condition"), and (ii) Parent, Purchaser and/or one or more of their respective subsidiaries having obtained the Debt Financing (as defined in the Offer to Purchase) on terms and conditions satisfactory in form and substance to Parent and Purchaser in their sole reasonable discretion (including the availability of funds for certain loans to be made to the Continuing Stockholder, as further described in the Offer to Purchase). The Minimum Condition is not waivable by the Purchaser or the Parent without the consent of the Company, acting through a Special Committee of the Company's Board of Directors, composed solely of independent directors (the "Special Committee").

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 13, 1999 (the "Merger Agreement"). Pursuant to the Merger Agreement, provided that the Purchaser accepts for payment the Shares which are tendered in response to the Offer and other customary conditions are satisfied, the Purchaser will be merged (the "Merger") into the Company in a transaction in which the Company will become wholly owned by the Continuing Stockholder, and the Shares not owned by Parent, the Purchaser, the Continuing Stockholder, the Company or those Public Stockholders (as defined below) who have perfected their dissenters' rights pursuant to the terms of the Merger Agreement, will be converted into the right to receive $17.00 per Share in cash. The Continuing Stockholder owns a majority of the outstanding voting Class A Shares and has acted by written consent to approve and adopt the Merger Agreement. As a result, assuming that the Offer is consummated, no additional stockholder action is required to consummate the Merger.

Before approving the transactions contemplated by the Merger Agreement, the Board of Directors of the Company appointed the Special Committee to evaluate the proposed transactions. On September 13, 1999, the Special Committee unanimously determined that the Merger Agreement and the Offer and the Merger are fair to and in the best interests of the holders of Shares other than the Continuing Stockholder (the "Public Stockholders"), approved, authorized and adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and resolved to recommend that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Board of Directors of the Company, having received the recommendation of the Special Committee, (1) has unanimously (with Mr. Hughes abstaining) resolved that the Offer, the Merger, and the Merger Agreement are fair to and in the best interests of the Public Stockholders and (2) recommends that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer. The Offer will expire at 12:00 midnight, New York City time, on October 15, 1999, unless it is extended. In the event that any conditions to the Offer are not satisfied, the Purchaser has the right to extend the Offer, and the Company may require the Purchaser to extend the Offer, on one or more occasions as specified in the Merger Agreement. The Purchaser will make a public announcement of any extension not later than 9:00 a.m. New York City time on the business day after the previously scheduled Expiration Time. During any extension, all Shares which had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering stockholder to withdraw tendered Shares.

"Expiration Time" means 12:00 midnight, New York City time, on October 15, 1999, unless and until the Offer is extended, in which event "Expiration Time" shall mean the latest time and date at which the Offer, as so extended, shall expire. Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Time and, unless they have been accepted for payment by the Purchaser, may also be withdrawn at any time after November 15, 1999. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility and otherwise comply with the Book-Entry Transfer Facility's procedures. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Company, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

For purposes of the Offer, the Purchaser will be deemed to accept for payment, and thereby purchase, all the Shares which are properly tendered and not properly withdrawn when and if the Purchaser gives oral or written notice to U.S. Stock Transfer Corporation (the "Depositary") that the Purchaser is accepting those Shares for payment. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving the payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing Shares (or a timely Book-Entry Confirmation of transfer of Shares into an account maintained by the Depositary at The Depository Trust Company, pursuant to the procedures set forth in Section 3 of the Offer to Purchase), (b) a Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, depending upon when certificates or Book-Entry Confirmations are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares, regardless of any extension of the Offer or any delay in paying for Shares.

One of the purposes of the Offer is to enable the Continuing Stockholder to acquire the entire equity ownership of the Company. For a complete discussion of the purposes of the Offer and related transactions, see "Special Factors--Purposes of the Offer and the Merger." Following consummation of the Offer and the Merger, the Shares will no longer be traded on the Nasdaq National Market and registration of the Shares will be terminated under the Securities Exchange Act of 1934, as amended.

The Offer to Purchase, and the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rules 14d-6(e)(1)(vii) and 13e-3(e)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

        Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.


                    The Information Agent for the Offer is:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                   ALL OTHERS CALL TOLL FREE: (800) 928-0153


                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                      2121 Avenue of the Stars, Suite 3000
                         Los Angeles, California 90067
                          CALL COLLECT: (310) 282-7667


September 17, 1999